Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

Motorsport Games Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies, effective as of 12:01 a.m. EST on November 10, 2022, as follows:

1. The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on January 8, 2021 (the “Certificate”).

2. This Certificate of Amendment amends the provisions of the Certificate.

3. Article IV of the Certificate is hereby amended by adding the following paragraph at the end of such Article:

“Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation, each ten (10) shares of Corporation’s Class A Common Stock and Class B Common Stock, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of validly issued, fully paid and non-assessable share of Class A Common Stock and Class B Common Stock, respectively, without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock as a result of the Reverse Stock Split shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, an amount equal to the proceeds attributable to the aggregation and sale of all fractional shares otherwise issuable.”

4. Section C. of Article VII of the Certificate is deleted in its entirety, and the following is substituted in lieu thereof:

“Any action required or permitted to be taken by the stockholders of the Corporation may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.”

5. Pursuant to resolution of the Corporation’s Board of Directors setting forth this proposed amendment of the Certificate, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration and approval, among other agenda items, of this proposed amendment, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of this Certificate of Amendment.

6. This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

7. All other provisions of the Certificate shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 9th day of November, 2022.

MOTORSPORT GAMES INC., a Delaware corporation

By:	/s/ Dmitry Kozko
Name:	Dmitry Kozko
Title:	Chief Executive Officer